

January 14, 2015

Via E-mail
Stephen E. Brazones
Chief Financial Officer
Raven Industries, Inc.
205 East 6th Street
P.O. Box 5107
Sioux Falls, SD 57117-5107

> Re: Raven Industries, Inc.
>   Form 10-K for the Fiscal Year Ended January 31, 2014
>   Filed March 31, 2014
>   File No. 1-7982

Dear Mr. Brazones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis…, page 15

Liquidity and Capital Resources, page 22

1. Given the significance of your foreign operations and your plans for future international growth, please revise your future filings to quantify the amount of foreign cash and cash equivalents held outside of the United States as of your most recent period end. Please also disclose the nature of any restrictions on the use or transfer for your foreign cash, if applicable.

2. As a related matter, it appears from your disclosure on page 45 that you consider your undistributed earnings of foreign subsidiaries to be indefinitely reinvested and therefore, you have not provided for any U.S. income taxes on those earnings. If true, please revise the liquidity section of your MD&A in future filings to disclose that intention and to indicate that

if you were to repatriate these funds in the future, you would be required to accrue and pay U.S. taxes at that time.

Audited Financial Statements, page 27

Note 9 - Income Taxes, page 45

3. Please tell us the total amount of undistributed foreign earnings for which you have not provided any U.S. income tax as of January 31, 2014. Please also revise your future filings to disclose this information as of the most recent period presented. Refer to ASC 740-30-50-2.

Note 13 – Business Segments and Major Customer Information, page 50

4. Your table on page 52 indicates that sales to customers in South America comprised approximately 48% of your total foreign sales for the year ended January 31, 2014. Please refer to ASC 280-10-50-41(a) and supplementally confirm that you did not derive a material amount of revenues from external customers from any individual country within South America for the year ended January 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3854 if you have questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

CC: Thomas Iacarella, Vice President (Via e-mail)